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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/8/2018 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: RedBird BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, 16th Floor
(No. and Street)

New York	NY	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Klein 212-257-5802
(Area Code – Telephone Number)

SEC
Mail Processing
Section
MAR 02 2020
Washington DC
410

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Robert Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RedBird BD, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

JESSICA L. WILLIAMS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WI6225452
Commission Expires July 19, 2022

Jessica L Williams
Notary Public

Signature

CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDBIRD BD, LLC

Financial Statement
December 31, 2019

RedBird BD, LLC
Index
December 31, 2019

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 3

Notes to Financial Statement 3–6

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
of Redbird BD, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redbird BD, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as Redbird BD, LLC's auditor since 2019.

New Canaan, Connecticut
February 27, 2020

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com

RedBird BD, LLC
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	7,501,322
Fees receivable		1,879,087
Due from affiliate		3,777,063
Total assets	$	13,157,472
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	747,710
Income tax payable		407,000
Deferred revenue		190,000
Total liabilities		1,344,710
Member's equity		11,812,762
Total liabilities and member's equity	$	13,157,472

The accompanying notes are an integral part of the financial statement.

1. **Nature of operations and summary of significant accounting policies**

Nature of Business

RedBird BD, LLC (the "Company"), a wholly-owned subsidiary of RedBird Capital Partners Alternative Holdings LLC (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on November 30, 2016. On October 8, 2018, the Company received approval to become a capital acquisition broker-dealer and as such is registered as a capital acquisition broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a strategic and financial advisory firm, which focuses on the private placement of securities and on the planning and structuring of transactions, including mergers, acquisitions, restructurings and other significant corporate and finance activities, which may result in securities offerings.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and covers a period that starts with the Company's registration date with the SEC, October 8, 2018 through December 31, 2019.

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Fees receivable are written off when deemed uncollectible after reasonable collection efforts. Management does not believe that an allowance is required as of December 31, 2019.

Fees receivable includes one transaction at the present value of a series of contractual payments. As of December 31, 2019, the present value of the fee receivable was $1,829,087 as compared to the aggregate contractual principal amounts outstanding of $2,000,000. A total of $1,500,000 of the fee receivable from the one transaction is due greater than one year from December 31, 2019.

Disaggregation of Revenue

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying statement of financial condition at December 31, 2019.

1. Nature of operations and summary of significant accounting policies (continued)

Disaggregation of Revenue (continued)

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2019, there were $190,000 in contract liabilities reported on the accompanying statement of financial condition.

The below schedule summarizes the contract liability activity during the period October 8, 2018 to December 31, 2019.

	Balance as of 10/8/2018	Additions for the period 10/8/18 to 12/31/19	Revenue recognized for the period 10/8/18 to 12/31/19	Balance as of 12/31/2019
Deferred revenue	$ -	$ 190,000	$ -	$ 190,000

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for 2018 and 2019.

At December 31, 2019, the Company had an income tax payable of $407,000 in the accompanying statement of financial condition.

1. Nature of operations and summary of significant accounting policies (continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases and in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases collectively ("Topic 842"), which supersedes the existing guidance for lease accounting, Leases (Topic 840). Topic 842 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in Topic 842 are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company performed an internal review of its active agreements including its expense sharing agreement with the Company's affiliate, RedBird Capital Partners Management LLC (the "Affiliate"). The expense sharing agreement does not convey the right to control the use of specific space as the space utilized by the Company is leased and also shared with the Company's Affiliate which has significant operations in the United States and the space is at any time subject to substitution at the sole discretion of the Affiliate. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, it is the Company's position that rent allocated to the Company pursuant to the expense sharing agreement does not constitute a lease within the scope of Topic 842. Therefore, the Company concluded Topic 842 upon adoption did not have an impact on its operations as the Company has determined it has no leases.

2. Related party transactions

Effective October 8, 2018, the Company entered into an expense sharing agreement with the Affiliate whereby the Affiliate provides certain administrative services in connection with the Company's operations. These include personnel, professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, and other general and administrative services.

As of December 31, 2019, an overpayment of $3,777,063 was made by the Company to the Affiliate and is included in Due from affiliate in the accompanying statement of financial condition.

3. Concentration of credit risk

The Company maintains its cash balance with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balance may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

4. Concentration of fees receivable

As of December 31, 2019, 97% of the fees receivable were due from one customer.

5. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations (15 to 1 thereafter) and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $6,156,612, which was $6,066,965 in excess of its minimum requirement of $89,647. At December 31, 2019, the Company's aggregate indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.22 to 1.0.

6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities and Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

7. Risks and Uncertainties

In the ordinary course of business, the Company may be subject to litigation. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

8. Subsequent events

The Company has evaluated its subsequent events through February 27, 2020, the date that the accompanying financial statement was available to be issued. In January of 2020, the Company made a distribution of profits to its Parent in the ordinary course of business of $6,100,000. There were no other significant subsequent events which would require recognition or disclosure in the accompanying financial statement.